

September 24, 2012

Via Facsimile
Mr. Thomas W. Stoelk
Chief Financial Officer
Northern Oil and Gas, Inc.
315 Manitoba Avenue, Suite 200
Wayzata, MN 55391

> **Re: Northern Oil and Gas, Inc.
> Form 10-K for Fiscal Year Ended December 31, 2011
> Filed February 29, 2012
> File No. 001-33999**

Dear Mr. Stoelk:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 2. Properties

Proved Reserves, page 23

1.   We note you converted 16% of your proved undeveloped reserves ("PUDs") to proved developed reserves in 2011. Please tell us about your development plans in sufficient detail to explain how you intend to convert your PUDs within five years from booking. In addition, please revise your disclosure to comply with Items 1203(b) and 1203(c) of Regulation S-K. Specifically, please provide more detail regarding the material changes in proved undeveloped reserves that occurred during the year and describe investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves.

2.   We note you do not have any material amounts of PUDs that have remained undeveloped for five years or more. Please note that Rule 4-10(a)(31)(ii) of Regulation S-X specifies a five year limit after booking for the development of PUD reserves. Please be more specific in your disclosure and tell us if there are any locations scheduled for development beyond five years from initially being recorded, and if so, the PUD reserves attributed to them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Carroll at (202) 551-3362 or Jennifer O'Brien at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief